FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February 2005

Commission File Number: _000-13345

Caledonia Mining Corporation
(Translation of registrant's name into English)

Unit #9, 2145 Dunwin Drive

Mississauga

Ontario L5L 4L9

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X___ Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

  ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caledonia Mining Corporation_
(Registrant)

By:_/s/  Jim Johnstone_

Name:   Jim Johnstone

Title:  V.P. Operations

Dated:   February 24, 2005

Exhibit Index

Exhibit

Description

99.1

Press Release dated February 22, 2005

CALEDONIA MINING CORPORATION

NEWS RELEASE

Caledonia Mining Appoints New Chairman

Toronto, Ontario - 23 February 2005: Caledonia Mining Corporation ("Caledonia")
(TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to announce the appointment of Rupert Pardoe as non-executive Chairman, with immediate effect.  Mr Pardoe was previously Deputy Group Chief Executive of ABSA Group Limited, the largest retail bank and financial services group in Southern Africa, which he joined in September 2001 after twenty years at Anglo American Corporation of South Africa Limited.

Commenting on the appointment, Stefan Hayden, President and CEO said "I am delighted Rupert has agreed to join Caledonia as non-executive Chairman.  He has a wealth of international business experience, particularly in the mining and financial sectors, which I believe will add a valuable contribution to Caledonia as we continue to grow and develop our projects further."

Note to Editors:

Rupert Pardoe (48) graduated from the University of Cape Town with a BA in Comparative African Government and Law and completed his honours degree cum laude in Development Administration and Politics at the University of South Africa. After a year in Paris, studying at the Sorbonne, he joined Anglo American as a management trainee in 1981, where he held various roles over a twenty year period, including Personal Assistant to Gavin Relly, then Chairman, Finance Director of Anglo American Industrial Corporation (AMIC) and Finance Director of the Corporation from 1997 to 2001.  Mr Pardoe was also a member of the Corporation's Executive Committee, Audit Committee, Administration Committee and Credit Committee, which he chaired.  He was also a member of the Investment Committee of Anglo American plc. At ABSA, he was a member of the Group Executive Committee and its Group Investment Committee. He was also Chairman of both ABSA's Retail Bank Board and its Commercial Bank Board.

Mr Pardoe has served on a number of boards, both in South Africa and abroad, including AECI, Amgold, Anglo Coal, Anglo Platinum, Boart Longyear, FirstRand, Highveld Steel and Vanadium, Rand Merchant Bank and Mondi.

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452

Further information regarding Caledonia's exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.